Filed Pursuant to Rule 424(b)(2)

Registration No. 333-175538

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
$600,000,000 2.05% Senior Notes due June 19, 2018	$600,000,000	$81,840
$400,000,000 Senior Floating Rate Notes due June 15, 2018	$400,000,000	$54,560

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PRICING SUPPLEMENT No. 4 dated June 14, 2013

(To prospectus dated July 13, 2011 and

prospectus supplement dated August 12, 2011)

BB&T CORPORATION

Medium-Term Notes, Series C (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 13, 2011, as supplemented by the prospectus supplement, dated August 12, 2011 (the “prospectus supplement” and together with the prospectus, dated July 13, 2011, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $600,000,000 aggregate principal amount of 2.05% Senior Notes due June 19, 2018 (the “Fixed Rate Notes”) and $400,000,000 aggregate principal amount of Senior Floating Rate Notes due June 15, 2018 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate Notes	Floating Rate Notes
CUSIP / ISIN Nos.	05531FAN3 / US05531FAN33	05531FAP8 / US05531FAP80
Series	Series C (Senior)	Series C (Senior)
Form of Note	Book-Entry	Book-Entry
Principal Amount	$600,000,000	$400,000,000
Trade Date	June 14, 2013	June 14, 2013
Original Issue Date	June 19, 2013	June 19, 2013
Maturity Date	June 19, 2018	June 15, 2018
Redemption Date	May 15, 2018	May 15, 2018
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Fixed Rate Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Fixed Rate Notes.	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Floating Rate Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Floating Rate Notes.
Base Rate	Fixed Rate Note	LIBOR Note
Distribution	Underwritten basis	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$599,124,000 / 99.854%	$400,000,000 / 100.000%
Net Proceeds (Before Expenses) to the Company	$597,924,000	$399,200,000
Interest Rate	2.05%	3-month LIBOR determined on the Interest Determination Date plus the Spread
Initial Interest Rate	Not applicable	1.13325%
Interest Payment Dates	June 19 and December 19 of each year, commencing December 19, 2013	June 15, September 15, December 15 and March 15 of each year, commencing September 15, 2013
Regular Record Dates	15 calendar days prior to each Interest Payment Date	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable	Two London Business Days prior to each Interest Reset Date
Interest Reset Dates	Not applicable	June 15, September 15, December 15 and March 15 of each year
Index Source	Not applicable	Reuters Page LIBOR01
Index Maturity	Not applicable	3 month
Spread	Not applicable	0.86%
Spread Multiplier	Not applicable	Not applicable
Maximum Interest Rate	Not applicable	Maximum rate permitted by New York law
Day Count	30/360	Actual/360
Minimum Interest Rate	Not applicable	Not applicable
Original Issue Discount Notes	Not applicable	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement, on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2012, and on page 69 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, each of which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Fixed Rate Note[1]	Total	Per Floating Rate Note[1]	Total
Price to Public	99.854%	$599,124,000	100%	$400,000,000
Underwriters’ Commissions or Discounts	0.200%	$1,200,000	0.200%	$800,000
Net Proceeds (Before Expenses) to Us	99.654%	$597,924,000	99.800%	$399,200,000

(1)	Plus accrued interest, if any, from June 19, 2013, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about June 19, 2013.

Joint Book-Running Managers

BB&T Capital Markets	Deutsche Bank Securities	Goldman, Sachs & Co.

June 14, 2013

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings to Fixed Charges:[1]
Excluding interest on deposits	3.49x	4.07x	4.37x	2.91x	1.99x	1.88x	2.76x
Including interest on deposits	2.86x	2.92x	3.18x	2.10x	1.50x	1.38x	1.67x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on our preferred stock, less earnings attributable to noncontrolling interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on our preferred stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our preferred stock and all amortization of debt issuance costs.

As of the date of this pricing supplement, we have 23,000 shares of our Series D Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share and a liquidation preference of $25,000 per share, issued on May 1, 2012, 46,000 shares of our Series E Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share and a liquidation preference of $25,000 per share, issued on July 31, 2012, 18,000 shares of our Series F Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share and liquidation preference of $25,000 per share, issued on October 31, 2012, and 20,000 shares of our Series G Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share and liquidation preference of $25,000 per share, issued on May 1, 2013, outstanding.

SUPPLEMENTAL INFORMATION CONCERNING CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following supplemental information concerning the Notes is intended to be read in conjunction with the statements under “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement, which the following information supplements and, if there are any inconsistencies, supersedes.

FATCA

Legislation was enacted that significantly changes the reporting requirements imposed on certain non-U.S. persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments made to any such non-U.S. person unless such non-U.S. person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such non-U.S. person in its capacity as a holder of a Note or in a capacity of holding a Note for the account of another. FATCA does not apply to obligations that are outstanding on January 1, 2014. A debt instrument, such as the Notes, is treated as outstanding on January 1, 2014 if it has an issue date, as determined under U.S. tax law, before January 1, 2014. Any material modification (as defined in Treasury Regulations issued under Section 1001 of the Code) of a Note on or after January 1, 2014 will result in such Note being treated as newly issued as of the effective date of such modification. In general, if a Note is outstanding on January 1, 2014, and such Note is “reopened” on or after January 1, 2014 in a “qualified reopening” (as such term is defined in Treasury Regulations issued under Section 1275 of the Code), the Notes issued in the reopening will be treated for U.S. tax purposes as having the same issue date as the original issue of Notes. In addition, pursuant to recently-issued Final Regulations, withholding will only be required (i) with respect to payments of interest made after December 31, 2013 and (ii) with respect to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of Notes) made after December 31, 2016. Holders should consult their own tax advisors concerning the potential application of this legislation to the Notes.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its interest income (including original issue discount) and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate, or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated as of June 14, 2013 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Fixed Rate Notes	Principal Amount of Floating Rate Notes
Deutsche Bank Securities Inc.	$200,000,000	$133,333,334
BB&T Capital Markets, a division of BB&T Securities, LLC	200,000,000	133,333,333
Goldman, Sachs & Co.	200,000,000	133,333,333

Total	$600,000,000	$400,000,000

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the Notes to certain dealers at the public offering price less a concession not in excess of 0.15% of the principal amount of the Notes. After the initial public offering, the public offering price may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discounts, will be approximately $750,000.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this pricing supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and warranted that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the offer of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, “resident of Japan” means an individual whose address is in Japan, and “Japanese corporation” means a legal entity organized under the laws of Japan.

Conflicts of Interest

Because BB&T Capital Markets, a division of BB&T Securities, LLC, our affiliate, is a participating joint book-running manager, this offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.